Filed by Consolidated Papers, Inc.
                                       Pursuant to Rule 425 under the Securities
                           Act of 1933 and deemed filed pursuant to Rule 14-a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company: Consolidated Papers, Inc.
                                                  Commission File No.: 001-11359

[Slide Presentation given by Consolidated Papers and Stora Enso Oyj on March 13, 2000]

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in Consolidated Papers' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. Consolidated Papers does not undertake any obligations to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction between Stora Enso and Consolidated Papers, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Stora Enso and Consolidated Papers. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Stora Enso and Consolidated Papers at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Consolidated Papers by contacting Consolidated Papers, Attn: Tim Laatsch, Corporate Communications, 231 First Avenue North, Wisconsin Rapids, Wisconsin, 52295-8050 and/or Stora Enso, Attn: Maija Harso, Investor Relations, Kahavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland.

Consolidated Papers, its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

For Additional Information:

Jukka Harmala, CEO of Stora Enso, tel. +358 2046 21404
Esko Makelainen, SEVP, Accounting and Legal Affairs, tel. +358 2046 21450 Ingvar Peterson, SEVP, Chief Financial Officer, tel. +46 8 613 6600
Scott Deitz, Director of Public Affairs, tel. +715 422 1521

www.storaenso.com
www.storaenso.com/investors
www.consolidatedpapers.com

[Slide  1]

                            CONSOLIDATED PAPERS, INC.





                             CASH FLOW FOR THE YEAR
                             ----------------------
                             ENDED DECEMBER 31, 1999
                             -----------------------
                              (DOLLARS IN MILLIONS)


                             Capital Expenditures                          $159

           Dividends (88(cent)/share/annually)                               80

           Earnings (73(cent)/share/annually)                                66

            "Real" Debt Reduction*                                           86

           Plus Sale of Assets                                               25

           Plus Working Capital Reduction                                    56

           Total Debt Reduction                                             167

           How?

           Depreciation and Depletion                                       179

           "Bare Bones" Maintenance
            Capital Expenditures                                             60

           *From Operating Cash Flow

[Slide  2]

                            CONSOLIDATED PAPERS, INC.



                          COST REDUCTIONS FOR THE YEAR
                          ----------------------------
                             ENDED DECEMBER 31, 1999
                             -----------------------
                                   $44 MILLION
                                   -----------



                  Material Substitution/Reduction                          $ 17

                 Staffing Reductions                                          4

                  Yield/Salable/First Line                                    7

                  Price Reductions (excludes pulp/wood)                       6

                  Effluent Reduction                                          3

                  Energy                                                      3

                  Productivity                                                2

                  Warehousing/Inventory                                       1

                  Staff Groups                                                0

                  Wood Cost Reductions                                        1
                                                                            ---

                                                                           $ 44

[Slide  3]

                            CONSOLIDATED PAPERS, INC.




                             BUDGED COST REDUCTIONS
                             ----------------------
                        $86.1 MILLION - 2000 AND FORWARD
                        --------------------------------



                  Material Substitution/Reduction                        $ 16.5

                  Staffing Reductions                                      23.0

                  Yield/Salable/First Line                                  6.6

                  Price Reductions (excludes pulp/wood)                     7.4

                  Effluent Reduction                                        1.7

                  Energy                                                     .48

                  Productivity                                             23.3

                  Warehousing/Inventory                                      .6

                  Maintenance                                               6.0

                  Staff Groups                                              0

                  Other                                                      .2

                  Wood Cost Reductions                                       .5
                                                                          ------

                                                                         $ 86.1

[Slide  4]

                            CONSOLIDATED PAPERS, INC.



                        TEN-YEAR CAPITAL SPENDING HISTORY
                              (DOLLARS IN MILLIONS)

                                                              Total      % of
                                                           1990-1999      Total
                                                           ---------      -----

New Paper Machine Projects
     No. 16 Machine                                        $    468        22.1%
     No. 34 Machine                                              79         3.7%
     No. 35 Machine                                             176         8.3%
                                                                ---         ----
         Sub-Total New Paper Machines                           723        34.1%
                                                                ---        -----

High Return Projects
     Normal Projects                                            162         7.6%
     Grinder Room at Wis. River Div.                             32         1.5%
     No. 25 Rebuild - Biron Div.                                 79         3.7%
                                                               ----         ----
         Sub-Total High Return Projects                         273        12.8%
                                                                ---        -----

Normal Capital Spending                                         743        35.1%

Lease Buy-Outs
     Niagara - PGW                                               35         1.7%
     Lake Superior Paper Ind. - Equity                          188         8.9%
                                                                ---         ----
         Sub-Total Lease Buy-Outs                               223        10.6%
                                                                ---        -----

Environmental Projects                                          134         6.3%

Capitalized Interest                                             24         1.1%
                                                             ------      ------
     Total Capital Spending 1990-1999                        $2,120       100.0%
                                                             ======       ======